EXHIBIT 99.2

                                  ALVARION LTD.

                                    NOTICE OF

                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS



To all Alvarion shareholders:

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Shareholders (the "MEETING") of Alvarion Ltd. (the "COMPANY" or "ALVARION") will be held on Tuesday, September 30, 2003 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262.

The agenda of the Meeting will be as follows:

     (1) amendment of the Company's Articles of Association to (i) change the maximum number of directors of which the Company's board of directors may consist to 10, (ii) change the manner of election of the Company's directors such that a certain number of the Company's directors (excluding the external directors) shall be elected each year at the Company's Annual General Meeting and, unless specifically determined otherwise, each elected director shall serve, subject to the other provisions of the Company's Articles of Association and Israeli law, until the third Annual General Meeting following the Annual General Meeting at which such director was elected, (iii) change the majority required for removal of directors by way of a resolution adopted by the Company's shareholders, to 75%, and (iv) change the majority required for amending the Articles amended by each of the resolutions set forth in this amendment to 75%;

     (2) PROVIDED THAT THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN SUBSECTION (1) ABOVE, IS APPROVED, (i) re-election of Dr. Meir Barel, Mr. Anthony Maher and election of Mr. Oded Eran to the Company's board of directors for terms expiring at the third Annual General Meeting following the Meeting, (ii) re-election of Mr. Aharon Dovrat and Mr. Benny Hanigal to the Company's board of directors for terms expiring at the second Annual General Meeting following the Meeting, and (iii) re-election of Mr. Zvi Slonimsky and Mr. Amnon Yacoby to the Company's board of directors for terms expiring at the next Annual General Meeting of the Company;

          IN CASE THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN SUBSECTION (1) ABOVE, IS NOT APPROVED, re- election of Messrs. Aharon Dovrat, Meir Barel, Benny Hanigal, Anthony Maher, Zvi Slonimsky, Amnon Yacoby and election of Mr. Oded Eran to the Company's board of directors for terms expiring at the next Annual General Meeting of the Company;

     (3) election of Dr. Raphael Amit as an External Director to the Company's board of directors for a term of three years following the Meeting and option grant to Dr. Amit if elected to the Company's board of directors;

     (4)  approval of Mr. Zvi Slonimsky's objectives for the 2003 bonus plan;

     (5)  option grant to Mr. Anthony Maher;

     (6)  option grant to Mr. Amnon Yacoby;

     (7) option grant to Mr. Oded Eran if elected to the Company's board of directors;

     (8) reappointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee to set their remuneration; and

     (9) review of the Company's audited consolidated financial statements for the year ended December 31, 2002.


Shareholders of record at the close of business on August 27, 2003 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting their shares in person at the Meeting.

JOINT HOLDERS OF SHARES SHOULD TAKE NOTE THAT, PURSUANT TO ARTICLE 34.4 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY, THE VOTE OF THE SENIOR HOLDER OF THE JOINT SHARES WHO TENDERS A VOTE, IN PERSON OR BY PROXY OR BY DEED OF VOTE, WILL BE ACCEPTED TO THE EXCLUSION OF THE VOTE(S) OF THE OTHER JOINT HOLDER(S). FOR THIS PURPOSE SENIORITY WILL BE DETERMINED BY THE ORDER IN WHICH THE NAMES OF SUCH HOLDERS STAND IN THE COMPANY'S SHAREHOLDER REGISTER.

                                             By Order of the Board of Directors,

                                             /s/ Aharon Dovrat
                                             Aharon Dovrat, Chairman
Dated: August 29, 2003

                                  ALVARION LTD.
                               21A HABARZEL STREET
                             TEL AVIV 69710, ISRAEL

                              --------------------

                                 PROXY STATEMENT

                              --------------------

           This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the "ORDINARY SHARES"), of Alvarion Ltd. ("ALVARION" or the "COMPANY") in connection with the solicitation by the board of directors of proxies for use at the 2003 Annual General Meeting of Shareholders (the "MEETING"), or at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual Meeting of Shareholders. The Meeting will be held on Tuesday, September 30, 2003 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel: 972-3-6456262.

The agenda of the Meeting will be as follows:

     (1) amendment of the Company's Articles of Association to (i) change the maximum number of directors of which the Company's board of directors may consist to 10, (ii) change the manner of election of the Company's directors such that a certain number of the Company's directors (excluding the External Directors) shall be elected each year at the Company's Annual General Meeting and, unless specifically determined otherwise, each elected director shall serve, subject to the other provisions of the Company's Articles of Association and Israeli law, until the third Annual General Meeting following the Annual General Meeting at which such director was elected, (iii) change the majority required for removal of directors by way of a resolution adopted by the Company's shareholders to 75%, and (iv) change the majority required for amending each of the Articles amended by the resolutions set forth in this amendment to 75%;

     (2) PROVIDED THAT THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN SUBSECTION (1) ABOVE, IS APPROVED, (i) re-election of Dr. Meir Barel, Mr. Anthony Maher and election of Mr. Oded Eran to the Company's board of directors for terms expiring at the third Annual General Meeting following the Meeting, (ii) re-election of Mr. Aharon Dovrat and Mr. Benny Hanigal to the Company's board of directors for terms expiring at the second Annual General Meeting following the Meeting, and (iii) re-election of Mr. Zvi Slonimsky and Mr. Amnon Yacoby to the Company's board of directors for terms expiring at the next Annual General Meeting of the Company;

          IN CASE THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN SUBSECTION (1) ABOVE, IS NOT APPROVED, re- election of Messrs. Aharon Dovrat, Meir Barel, Benny Hanigal, Anthony Maher, Zvi Slonimsky, Amnon Yacoby and election of Mr. Oded Eran to the Company's board of directors for terms expiring at the next Annual General Meeting of the Company;

     (3) election of Dr. Raphael Amit as an External Director to the Company's board of directors for a term of three years following the Meeting and option grant to Dr. Amit if elected to the Company's board of directors;

     (4)  approval of Mr. Zvi Slonimsky's objectives for the 2003 bonus plan;

     (5)  option grant to Mr. Anthony Maher;

     (6)  option grant to Mr. Amnon Yacoby;

     (7) option grant to Mr. Oded Eran if elected to the Company's board of directors;

     (8) reappointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee to set their remuneration; and

     (9) review of the Company's audited consolidated financial statements for the year ended December 31, 2002.

           The Company currently is not aware of any other matters which will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

           A form of proxy for use at the Meeting and a pre-addressed postage-paid return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed by the holder thereof and received by the Company not less than 2 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as a vote neither "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

           Proxies for use at the Meeting are being solicited by the board of directors of the Company. Only shareholders of record at the close of business on August 27, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 2, 2003 and will be solicited primarily by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

           The Company had outstanding as of August 11, 2003, 52,220,263 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders present in person or by proxy, or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold or represent in the aggregate at least 331/3 % of the voting power of the Company, will constitute a quorum at the Meeting.

                          OWNERSHIP OF ORDINARY SHARES

           The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of August 11, 2003, by each person or entity known by the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of the Company's other shareholders.


                                                        ORDINARY SHARES
                                                 -------------------------------
                                                     BENEFICIALLY OWNED

NAME                                                AMOUNT          PERCENT(1)
----                                                ------          ----------

Entities affiliated with Star Ventures (2).....   8,622,539          16.5%
Siemens Aktiengesellschaft.....................   5,612,495          10.7%
HM Investments, L.P. (3).......................   2,870,798           5.5%

-------------------------
(1) Based on 52,220,263 Ordinary Shares outstanding as of August 11, 2003. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this proxy statement are treated as outstanding only for the purpose of determining the percentage owned by such person or group.

(2) Consists of 1,426,609 ordinary shares held by STAR Management of Investment (1993) Limited Partnership (Israel Star Partnership); 284,579 ordinary shares held by SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability) (SVE II); 1,770,788 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability) (SVE III); 145,966 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability) (SVE IIIA); 657,764 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG (SVE IV); 1,556,656 ordinary shares held by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability) (SVE V); 181,338 ordinary shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 (SVE
      VI); 1,644,767 ordinary shares held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) (SVE
      VII); and 620,232 ordinary shares held by SVM STAR Ventures Management GmbH Nr. 3 (Star Germany) (collectively, the Star Group). Star Germany manages the investments of SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. SVM Star Venture Capital Management Ltd. (Star Israel) manages the investments of Israel Star Partnership. Dr. Meir Barel, one of our directors, is the sole director and primary owner of Star Germany and Star Israel. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI, SVE VII and Israel Star Partnership. Star Germany has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE II, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. Star Israel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by Israel Star Partnership. Dr. Barel disclaims beneficial ownership of all of the shares held by the Star Group. Also includes options to purchase 121,531 ordinary shares held by Dr. Barel which are exercisable within 60 days of August 11, 2003, and 212,309 ordinary shares held directly by Dr. Barel.

(3) Represents 2,666,927 ordinary shares owned by HM Investments, L.P. Benny Hanigal, a director, is a principal owner and director of the general partner of HM Investments, L.P. and, accordingly, has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the shares owned by HM Investments, L.P. Mr. Hanigal disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Includes outstanding options to purchase 26,441 ordinary shares held by Mr. Hanigal, which are exercisable within 60 days of August 11, 2003, and 177,430 ordinary shares held in trust for Mr. Hanigal.

           ITEM 1 - AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

           Currently, the Company's Articles of Association provide that directors of the Company, other than External Directors, are elected at each Annual General Meeting for a period ending at the following Annual General Meeting and that any director may be removed from his office by way of a resolution adopted by the vote of the holders of a majority of the voting power represented at a General Meeting in person, by proxy or by deed of vote and voting thereon. In addition, the Company's Articles of Association set the maximum number of directors at 12. At the Meeting, shareholders will be asked to amend the Company's Articles of Association to provide that (i) the maximum number of directors of which the Company's board of directors may consist shall be set at ten (including the External Directors), (ii) a certain number of the Company's directors (excluding the External Directors) shall be elected each year at the Company's Annual General Meeting, and, unless specifically determined otherwise, each elected director shall serve, subject to the other provisions of the Company's Articles of Association and Israeli Companies Law, 5759-1999 (the "COMPANIES LAW"), until the third Annual General Meeting following the Meeting at which such director was elected, (iii) any director may be removed from his office by way of a resolution adopted by the vote of the holders of 75% of the voting power represented at a General Meeting in person, by proxy or by deed of vote and voting thereon, and (iv) the majority required for amending the Articles amended by the resolutions set forth in this amendment shall be 75% of the voting power represented at a General Meeting in person, by proxy or by deed of vote and voting thereon.


VOTE REQUIRED

           Following the adoption of these resolutions, any amendment thereof will be required to be adopted by the holders of 75% of the voting power represented at a General Meeting in person, by proxy or by deed of vote and voting thereon, consequently, under the Companies Law the affirmative vote of the holders of 75% of the voting power represented at the Meeting, in person or by proxy, and voting thereon is necessary for the adoption of these resolutions.

           It is proposed that at the Meeting the following resolutions be adopted:

           "RESOLVED, to amend Article 31.1 of the Company's Articles of Association as follows: "All resolutions of the General Meeting, including those with respect to the matters detailed in Article 22.1, shall be adopted by an Ordinary Majority, except with respect to Article 22.1.8 which resolution shall be adopted by a Special Majority, and with respect to the amendment of this
Article 31.1 or Articles 45.1, 45.3 and 47.5 each of which amendments shall be adopted by the vote of the holders of seventy five percent (75%) of the voting power represented at a General Meeting in person, by proxy or by deed of vote and voting thereon (an "Extraordinary Resolution"), or any other matter with respect to which a greater majority is required by these Articles or by the Companies Law."

           "RESOLVED FURTHER, to amend Articles 45.1 of the Company's Articles of Association as follows: "The Board shall consist of such number of Directors, not less than four (4) nor more than ten (10) (including the External Directors)."

           "RESOLVED FURTHER, to amend Article 45.3.1 of the Company's Articles of Association as follows: "Subject to Article 45.3.3 below, a certain number of the Directors (excluding the External Directors) shall be elected each year at the Annual General Meeting by a resolution adopted by an Ordinary Majority; provided however that External Directors shall be elected in accordance with applicable Law and/or any securities exchange rule applicable to the Company. The Directors shall commence the terms of their office from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment, and, subject to the provisions of the Companies Law with respect to External Directors, shall serve in office until the close of the third Annual Meeting following the Annual General Meeting at which such Directors are elected, unless their office is vacated earlier in accordance with the provisions of Law or these Articles."

           "RESOLVED FURTHER, to amend Article 45.3.2 of the Company's Articles of Association so that the word "Reserved" shall replace the language of such Article, which currently provides that "subject to the provisions of the Companies Law with respect to external Directors, in each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting, shall be deemed to have resigned from their office. A resigning director may be reelected. "

           "RESOLVED FURTHER, to amend Article 47.5 of the Company's Articles of Association as follows: "If he is removed from his office by way of a resolution adopted by the General Meeting by an Extraordinary Resolution."

           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTIONS.

                          ITEM 2- ELECTION OF DIRECTORS

           At the Meeting, PROVIDED THAT THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN THE FIRST RESOLUTION ABOVE, IS APPROVED, shareholders will be asked to: (i) re-elect Dr. Meir Barel and Mr. Anthony Maher, and to elect Mr. Oded Eran, to our board of directors for terms expiring at the third Annual General Meeting following the Meeting, (ii) re-elect Mr. Aharon Dovrat and Mr. Benny Hanigal to our board of directors for terms expiring at the second Annual General Meeting following the Meeting, and (iii) to re-elect Mr. Zvi Slonimsky and Mr. Amnon Yacoby to our board of directors for terms expiring at the next Annual General Meeting following the Meeting.

           IN CASE THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN THE FIRST RESOLUTION ABOVE, IS NOT APPROVED, shareholders will be asked to re-elect Messrs. Dovrat, Barel, Hanigal, Maher, Slonimsky and Yacoby and to elect Mr. Eran to our board of directors for terms expiring at the next Annual General Meeting following the Meeting.

           Our existing External Directors, Ms. Orna Berry and Ms. Robin Hacke, were elected at the 2001 Annual General Meeting of Shareholders. Accordingly, pursuant to applicable law, their initial term will expire in 2004.

           A brief biography of each nominee is set forth below:

           Aharon Dovrat, has been Chairman of our board of directors since April 1999. Mr. Dovrat is the founder and Chairman of Dovrat & Company, Ltd., a privately-held investment company, and the founder and Chairman of Isal, Ltd., a publicly-traded investment company, which he founded in January 1999. Between 1991 and December 1998, Mr. Dovrat served as Chairman of Dovrat, Shrem & Company, Ltd., a company publicly traded on the Tel-Aviv Stock Exchange that operates in the areas of investment banking and direct investment fund management, underwriting, securities and brokerage services, real estate and industry. Between 1965 and 1991, Mr. Dovrat served as President and Chief Executive Officer of Clal (Israel) Ltd., a holding company. Mr. Dovrat serves as a member of the board of directors of Tecnomatix Technologies Ltd., a software company, and Delta Galil Ltd., a textile company.

           Dr. Meir Barel, served as the Chairman of the board of directors of Floware from its inception until its merger with us in August 2001 and, since the merger, has been serving as Vice Chairman of our board of directors. Dr. Barel also served as a member of our board of directors between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, founded in 1992, and SVM Star Venture Capital Management Ltd. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a Doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

           Anthony Maher, served as a member of Floware's board of directors from 1997 until the merger and, since the merger, has been serving as a member of our board of directors. Since July 2003, Mr. Maher has also been serving as Active Vice Chairman of our board of directors. In March 2002, Mr. Maher joined Star Venture Management, a venture capital company, as a partner. Until January 2002, Mr. Maher was a member of the board of the Information and Communication Networks Group of Siemens AG. From 1978 and until 2002, Mr. Maher held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories at Naperville, Illinois, contributing to hardware and software design as well as System Engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc. and Cube Optics Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

           Benny Hanigal, has been serving as a member of our board of directors since our inception and served as Chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet, of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until June 1997. From January 1998 until 2001, Mr. Hanigal served as a Managing Director of a company that manages one of the Star funds. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

           Zvi Slonimsky, has been our Chief Executive Officer since June 2000 and, prior thereto, was our President and Chief Operating Officer since May 1999. Following our merger with Floware in August 2001, Mr. Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer. Since the beginning of 2002 he has been our sole Chief Executive Officer. Mr. Slonimsky was President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. In the years 1989 through 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior thereto, he held various management positions in Tadiran, an Israeli communication equipment manufacturer. Mr. Slonimsky holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion-Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

           Amnon Yacoby, founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Mr. Yacoby has been a member of our board of directors since that merger. Following our merger with Floware and until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion-Israel Institute of Technology.

           Oded Eran, is a corporate lawyer, who joined the Israeli law firm of Goldfarb, Levy, Eran & Co. as a member of the firm in 1986. From 1983 to 1986 Mr. Eran was an associate lawyer at the New York law firm of Kronish, Lieb, Weiner & Hellman. Mr. Eran is a member of the Israeli Bar (1981) and the New York Bar (1984). He holds LLB and LLM degrees from the Tel Aviv University Faculty of Law.


VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

PROVIDED THAT THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN THE FIRST ITEM, IS APPROVED:

           It is proposed that at the Meeting, the following resolutions be adopted:

           "RESOLVED, that Dr. Meir Barel and Mr. Anthony Maher be re-elected and Mr. Oded Eran be elected to the board of directors of the Company, effective immediately, for terms expiring at the third Annual General Meeting following the Meeting. "

           "RESOLVED FURTHER, that Mr. Aharon Dovrat and Mr. Anthony Maher be re-elected to the board of directors of the Company, effective immediately, for terms expiring at the second Annual General Meeting following the Meeting. "

           "RESOLVED FURTHER, that Mr. Zvi Slonimsky and Mr. Amnon Yacoby be re-elected to the board of directors of the Company, effective immediately, for terms expiring at the next Annual General Meeting following the Meeting. "


IN CASE THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION, AS DESCRIBED IN THE FIRST ITEM, IS NOT APPROVED:

           It is proposed that at the Meeting the following resolution be adopted:

           "RESOLVED, that Messrs. Aharon Dovrat, Meir Barel, Benny Hanigal, Anthony Maher, Zvi Slonimsky and Amnon Yacoby be re-elected and Mr. Oded Eran be elected to the board of directors of the Company, effective immediately, for terms expiring at the next Annual General Meeting following the Meeting."



           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTIONS.

      ITEM 3- ELECTION OF DR. AMIT AS AN EXTERNAL DIRECTOR AND OPTION GRANT

           Companies, such as us, that were incorporated under the laws of the State of Israel and the shares of which were offered to the public, are required by the Companies Law to have at least two External Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its controlling persons, as such terms are defined in the Companies Law. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from the expiration or termination of an External Director's term of office, the company may not appoint a former External Director as a director or employee of the Company or receive professional services from such former External Director for compensation.

           The External Directors are required to be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three years period. All of the External Directors of a company must be members of its Audit Committee and each other committee of a company's board of directors must include at least one External Director.

           Our board of directors currently includes two External Directors. The board of directors recommends that the shareholders elect a third External Director.

           At the Meeting the shareholders will be asked to elect Dr. Raphael Amit as an additional External Director to our board of directors for a term of three years and, if elected, to approve an option grant to Dr. Amit. We have received the declaration required from Dr. Amit under Israeli law according to which he meets all the conditions required under the Companies Law for him to qualify as our External Director.

           The Company's Audit Committee and board of directors resolved, subject to the Company's shareholders' approval, that Dr. Amit, if elected by the shareholders, be granted options to purchase 40,000 Ordinary Shares of the Company. These options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest as follows: twenty-five percent (25%) shall vest one year following the date of the Meeting; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the date of initial vesting of the 25%. It was also recommended that the number of options to be granted to Dr. Amit, as External Director, be adjusted in accordance with the changes in the grants to other directors in the event that additional options are granted in the future. The terms set forth above are consistent with the requirements of Israeli law with respect to compensation of External Directors.

           Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the board of directors, and then by the shareholders. The Company's Audit Committee resolved (in its meeting of August 20, 2003), and the board of directors resolved (in its meeting of August 20,
2003) to approve said grant, subject to the approval of the Company's shareholders. Accordingly, the adoption of the above recommendation of the Company's Audit Committee and board of directors with respect to Dr. Amit is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


           A brief biography of the nominee is set forth below:

           Dr. Raphael Amit, is the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania. Dr. Amit also serves as the Academic Director of Wharton's Goergen Entrepreneurial Management Programs. Prior thereto, Dr. Amit has been the Peter Wall Distinguished Professor at the Faculty of Commerce and

Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Dr. Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Dr. Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University's J.L. Kellogg Graduate School of Management. Dr. Amit serves on the editorial boards of the Strategic Management Journal, and the Journal of Business Venturing.

           From January 1996 to February 2001, Dr. Amit served as chair of the board of directors of Creo Products Inc. Dr. Amit consulted to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

VOTE REQUIRED

           The election of External Directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the External Directors does not exceed one percent of the outstanding Ordinary Shares).

           It is proposed that at the Meeting, the following resolutions be adopted:

           "RESOLVED, that Dr. Raphael Amit be elected as an External Director to our board of directors for a term of three years following the Meeting. "

           "RESOLVED, to adopt the recommendations of the Company's Audit Committee and board of directors pursuant to which: (i) Dr. Raphael Amit be granted options to purchase Ordinary Shares in an amount of 40,000, and (ii) these options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest as follows: twenty-five percent (25%) shall vest one year following the date of the Meeting; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the date of initial vesting of the 25%."

           "FURTHER RESOLVED, that the number of options granted to Dr. Raphael Amit, as External Director, be adjusted in accordance with the changes in the grants to other directors in the event that additional options are granted to other non-executive directors in the future."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED
RESOLUTIONS.

     ITEM 4 - APPROVAL OF MR. SLONIMSKY'S OBJECTIVES FOR THE 2003 BONUS PLAN


           At the Meeting, the shareholders will be asked to approve the sales objectives set forth in the 2003 bonus plan annexed to the Employment Agreement of Mr. Zvi Slonimsky, our Chief Executive Officer and Director (the "ADJUSTMENT"). The annual performance bonus to which Mr. Slonimsky is entitled for calendar year 2003 shall be as set forth in Appendix A to this Proxy Statement and is incorporated herein by reference.

           Under the Companies Law, the Adjustment requires the approval of the Company's Audit Committee, followed by the board of directors, and then by the shareholders. The Company's Audit Committee and board of directors approved the Adjustment on July 29, 2003. Accordingly, at the Meeting, shareholders will be asked to approve the Adjustment.

VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

           It is proposed that at the Meeting the following resolution be adopted:

           "RESOLVED, that the adjustment to Mr. Zvi Slonimsky's objectives for the 2003 bonus plan be approved, adopted and ratified in all respects."


           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

                        ITEM 5 -OPTION GRANT TO MR. MAHER


           Following Mr. Anthony Maher's appointment as Active Vice Chairman of our board of directors, our Audit Committee and board of directors resolved, subject to shareholders' approval, to grant Mr. Anthony Maher options to purchase 300,000 Ordinary Shares of the Company. These additional options are referred to herein as the "Additional Options".

           The board of directors recommended that the Additional Options be granted under the Company's 2002 Share Option Plan, at an exercise price per share equal to $5.80, which represents the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding July 16, 2003, the date on which the board meeting took place. These Additional Options shall vest as follows: twenty-five percent (25%) shall vest on July 16, 2004; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the date of initial vesting of the 25%.

      The Company's Audit Committee further recommended to the board that these Additional Options continue to vest as long as Mr. Maher holds the position of Active Vice Chairman. Should Mr. Maher no longer serve in that position for any reason, all unvested Additional Options shall be canceled.

           Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the board of directors, and then by the shareholders. The Company's board of directors has approved the Audit Committee recommendation on July 16, 2003. Accordingly, the adoption of the above recommendations of the Company's Audit Committee and board of directors with respect to Mr. Maher is subject to approval of the Company's shareholders, which shall be sought at the Meeting.

VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

           It is proposed that at the Meeting the following resolutions be adopted:

           "RESOLVED, to adopt the recommendation of the Company's Audit Committee pursuant to which (i) 300,000 options to purchase Ordinary Shares of the Company having an exercise price per share of $5.80 shall be granted to Mr. Anthony Maher under the Company's 2002 Share Option Plan, and (ii) these options shall vest as follows: twenty-five percent (25%) shall vest on July 16, 2004; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following July 16, 2004."

      "RESOLVED FURTHER, to adopt the recommendation of the Company's Audit Committee pursuant to which these options shall continue to vest as long as Mr. Anthony Maher holds the position of Active Vice Chairman. Should Mr. Anthony Maher no longer serve in this position for any reason, all such unvested Options shall be canceled."

           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTIONS.

                       ITEM 6 -OPTION GRANT TO MR. YACOBY


      The Company's Compensation Committee recommended to the Company's Audit Committee and board of directors, subject to the Company's shareholders' approval, that Mr. Amnon Yacoby be granted options to purchase 20,000 Ordinary Shares of the Company. These options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest in eight quarterly installments over a twenty four month period, commencing on the ninetieth day following the Meeting.

           Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the board of directors, and then by the shareholders. Pursuant to the Compensation Committee's recommendation, the Company's Audit Committee (in its resolution of August 2003) and the board of directors resolved (in its resolution of August, 2003) to approve said grant, subject to the approval of the Company's shareholders. Accordingly, the adoption of the above recommendations of the Company's Audit Committee and board of directors with respect to Mr. Amnon Yacoby is subject to approval of the Company's shareholders, which shall be sought at the Meeting.

VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

           It is proposed that at the Meeting the following resolution be adopted:

      "RESOLVED, to adopt the recommendation of the Company's board of directors pursuant to which: (i) Mr. Amnon Yacoby be granted options to purchase 20,000 Ordinary Shares of the Company, and (ii) these options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest in eight quarterly installments over a twenty four month period, commencing on the ninetieth day following the Meeting."


           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

                        ITEM 7 -OPTION GRANT TO MR. ERAN

      The Company's Audit Committee and board of directors resolved, subject to the Company's shareholders' approval, that Mr. Oded Eran, if elected to the board of directors by the shareholders, be granted options to purchase 40,000 Ordinary Shares of the Company. These options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest as follows: twenty-five percent (25%) shall vest one year following the date of the Meeting; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the date of initial vesting of the 25%.

           Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the board of directors, and then by the shareholders. The Company's Audit Committee resolved (in its meeting of July 31,
2003), and the board of directors resolved (in its meeting of July 31, 2003) to approve said grant, subject to the approval of the Company's shareholders. Accordingly, the adoption of the above recommendations of the Company's Audit Committee and board of directors with respect to Mr. Oded Eran is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

           It is proposed that at the Meeting the following resolution be adopted:

           "RESOLVED, to adopt the recommendation of the Company's board of directors pursuant to which: (i) Mr. Oded Eran be granted options to purchase 40,000 Ordinary Shares of the Company, and (ii) these options shall be granted under the 2002 Share Option Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on NASDAQ on the last trading day immediately preceding the date of the Meeting. These options shall vest as follows: twenty-five percent (25%) shall vest one year following the date of the Meeting; and seventy-five percent (75%) shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the date of initial vesting of the 25%."


           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

          ITEM 8 - APPOINTMENT AND REMUNERATION OF INDEPENDENT AUDITORS

           At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the period ending at our next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize the Audit Committee to fix the remuneration of the auditors. Except as described in the following sentence, the auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions by the shareholders. In addition, at the Meeting, the shareholders will receive a report of the Company's board of directors with respect to the compensation of Kost Forer & Gabbay for the year ended December 31, 2002.


VOTE REQUIRED

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

           It is proposed that at the Meeting the following resolutions be adopted:

           "RESOLVED, that Kost Forer & Gabbay, a member of Ernst & Young Global, be appointed as the independent auditors of the Company for the period ending upon the next Annual General Meeting of Shareholders."

           "RESOLVED FURTHER, that the Audit Committee of the Company be authorized to fix the compensation of the independent auditors."


           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTIONS.

                 ITEM 9 - CONSIDERATION OF FINANCIAL STATEMENTS

           At the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the Auditors' Report in respect thereto will be reviewed and the auditors will answer appropriate questions.

                                 OTHER BUSINESS

           Management knows of no other business to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.




                                             By Order of the Board of Directors,

                                             /s/ Aharon Dovrat
                                             Aharon Dovrat, Chairman
Dated:  August 29, 2003

                                                                      APPENDIX A

                     ZVI SLONIMSKY 2003 COMPENSATION PACKAGE
                     ---------------------------------------

Mr. Slonimsky's monthly salary shall remain unchanged, while his annual bonus shall be restated, as follows:


                            THE BONUS PLAN FOR 2003:


---------------------- ----------------- ---------------------------- ------------------- ---------------------------------
        BONUS              BASED ON             FORMULA                 MAXIMUM BONUS                  NOTES
---------------------- ----------------- ---------------------------- ------------------- ---------------------------------

                        Company sales:                                   NIS 540,000              M$ 110 -  NIS 180,000
    0-540,000NIS          World wide                                                              M$ 120 -  NIS 360,000
                         total sales                                                              M$ 130 -  NIS 420,000
                         (shipments)                                                              M$ 140 -  NIS 480,000
                                                                                                  M$ 150 -  NIS 540,000
---------------------- ----------------- ---------------------------- ------------------- ---------------------------------
                             Board       Meeting key targets in the
    0-120,000NIS          Discretion:    company organization, R&D,      NIS 120,000
                        By the Chairman  budgets, financials,
                                         market share and build out.
---------------------- ----------------- ---------------------------- ------------------- ---------------------------------
                                                           Maximum bonus NIS 660,000
